FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – August 11, 2011

BAYTEX TO PRESENT AT ENERCOM 2011 OIL AND GAS CONFERENCE

CALGARY, ALBERTA (August 11, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Brian Ector, Vice President, Investor Relations, will be presenting at the EnerCom 2011 Oil and Gas Conference on Tuesday, August 16, 2011 at 8:00am MDT (10:00am EDT) in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.investorcalendar.com/CEPage.asp?ID=165361

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                       Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                                Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations                                                                                        Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca